DAVIDSON & COMPANY LLP — Chartered Accountants — A Partnership of Incorporated Professionals

April 18, 2012

British Columbia Securities Commission
PO Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Ontario Securities Commission
20 Queen Street West, 19th Floor, Box 55
Toronto Ontario
M5H 3S8

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB
T2P 3C4

Dear Sirs:

Re: Alderon Iron Ore Corp. (the "Company")
<u>Notice Pursuant to NI 51 – 102 of Change of Auditor</u>

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated April 18, 2012 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

Davidson + Company LLP

DAVIDSON & COMPANY LLP
Chartered Accountants

cc: TSX Venture Exchange

NEXIA INTERNATIONAL

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